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Exhibit 99(a)(1)(K)

Contacts:	Kinko's, Inc. Chris Barnes 214-550-7055 chris.barnes@kinkos.com

KINKO's TO EXTEND SUBSEQUENT OFFERING PERIOD
OF TENDER OFFER FOR IMAGEX

DALLAS—April 21, 2003—Kinko's, Inc., today announced that it will extend the subsequent offering period for its tender offer to purchase all of the outstanding shares of common stock of ImageX (NASDAQ: IMGX), at a price of $.512 per share. The subsequent offering period, which began at 12:01 a.m., New York City time, on Thursday, April 10, 2003, is now set to expire at 12:00 midnight, New York City time, on Wednesday, April 30, 2003.

During the extended subsequent offering period, outstanding shares of ImageX will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering, $.512 per share, is extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn. To tender shares during the subsequent offering period, ImageX stockholders should use the letter of transmittal that was previously sent to ImageX stockholders. Additional copies of the letter of transmittal and related documents may be obtained from Mellon Investor Services LLC, the depositary and information agent for the offer, at (888) 867-6003.

Any remaining publicly held shares after the subsequent offering period will be acquired for $.512 per share in a subsequent second-step merger transaction upon satisfaction or waiver of the conditions to the merger under the merger agreement, including stockholder approval of the merger agreement if required by applicable law. As a result of the purchase of shares by Kinko's in the tender offer, Kinko's has sufficient voting power to approve the merger without the vote of any other holder of shares. In addition, if Kinko's acquires 90 percent or more of the outstanding shares pursuant to the tender offer (including during the subsequent offering period), then the merger would be completed without a vote of shareholders, in accordance with applicable law.

About Kinko's
Kinko's is the world's leading provider of document solutions and business services. Its global network of more than 20,000 team members and 1,100 digitally connected locations offers access to technology for color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, facilities management, Web-based printing, and document management solutions. Dallas-based Kinko's is a privately held corporation with locations in nine countries. For more information, please visit www.kinkos.com. Products, services and hours vary by location.

About ImageX
Founded in 1995 and based in Kirkland, WA, ImageX is a leading provider of online solutions for distributing, managing and producing branded print materials. With eight patents issued and more than 40 patents pending, the company's advanced technology designed to reduce costs related to procuring branded communications materials. More information on the company and its services can be obtained from http://www.imagex.com or by calling (877) 682-0880.

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The news release is for informational purposes only. It does not constitute an offer to purchase shares of ImageX or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. Kinko's has filed with the SEC a tender offer statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents) and ImageX has filed a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information and security holders of ImageX are advised to carefully read these documents before making any decisions with respect to the tender offer. These documents will be provided by Kinko's and ImageX to ImageX security holders at no expense to such security holders and also may be obtained free at www.sec.gov.

This release contains forward-looking statements with respect to the completion of the transaction described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by ImageX shareholders, the approval of the transaction by ImageX shareholders, if required, and the satisfaction of certain conditions to the transaction. This forward- looking information may prove to be inaccurate and actual results may differ from those presently anticipated.

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Exhibit 99(a)(1)(K)
KINKO's TO EXTEND SUBSEQUENT OFFERING PERIOD OF TENDER OFFER FOR IMAGEX